EMGOLD MINING CORPORATION **EMR-TSX VENTURE**

IDAHO-MARYLAND MINING CORPORATION

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 email: info@emgold.com

04030064

May 7, 2004

RECEIVED MAY 1 6 2004 187

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

SUPPL

Dear Sirs/Mesdames:

Re: **Emgold Mining Corporation** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3003

Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

EMGOLD MINING CORPORATION

PROCESSED MAY 17 2004 THOMSON FINANCIAL

dlw 5/17

Shannon Ross

Shannon M. Ross
Corporate Secretary

Enclosures

United States Sec Filing
May 7, 2004

Emgold Mining Corporation
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. Emgold Options Jazz Property in Nelson Mining District – dated April 6, 2004
2. Emgold's Idaho-Maryland Project Enters Advances Feasibility Stage – dated April 26, 2004

Correspondence with Securities Commission(s)

3. Notice of Meeting and Record Date – dated April 19, 2004

EMGOLD MINING CORPORATION

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.emgold.com

April 6, 2004

Ticker Symbol: **EMR**-TSX Venture Exchange
SEC 12g3-2(b): 82-3003

Emgold Options Jazz Property in Nelson Mining Division

Emgold Mining Corporation. ("Emgold") is pleased to announce that it has entered into an option agreement ("Agreement") to acquire a 100% interest in the Jazz Property consisting of twenty-four mineral claims (24 units) located at latitude 49°17'N and longitude 117°21'W in the Nelson Mining Division near Nelson, British Columbia (the "Property").

The Property is contiguous to Emgold's Stewart Property and covers approximately 600 hectares. A strong gold soil geochemical anomaly parallels the Jazz and Stewart property boundaries for over 1 kilometre in strike length. A coincident geophysical anomaly bisects the gold soil anomaly and will be one of the key target areas for follow-up exploration work consisting of trenching and diamond drilling during 2004.

Under the terms of the Agreement Emgold has agreed to make total cash payments of US$215,000 to the Optionor over a ten-year period. Cash payments in the first year will total US$20,000. In exchange for the above cash payments, Emgold will have the exclusive right and option to earn 100% interest in and to the Property, subject only to the payment to the Optionor of 3.0% net smelter returns ("NSR") and the completion of CAD$75,000 in exploration work on the Property within 2 years from the date of the Agreement. Emgold will have the right to purchase 2/3 of the NSR from the Optionor for US$1,000,000 at any time up to and including the commencement of commercial production.

No common shares will be issued as bonuses, finder's fees, commissions or otherwise in connection with this transaction.

For more information about Emgold and the Jazz Property please visit http://www.emgold.com/ or http://www.sedar.com/.

William J. Witte, P.Eng
President and Chief Executive Officer

For further information please contact:
Coal Harbour Communications
Tel: (604) 662-4505 Fax: 604-662-4547
Toll Free: 1-877-642-6200

EMGOLD MINING CORPORATION

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.emgold.com

April 26, 2004

Ticker Symbol: **EMR**-TSX Venture Exchange
SEC 12g3-2(b): 82-3003

Emgold's Idaho-Maryland Project Enters Advanced Feasibility Stage

Emgold Mining Corporation. ("Emgold") has advanced the Idaho-Maryland Project to the full feasibility stage. Current feasibility work includes:

- project permitting,
- a 20,000 foot surface drill program to define underground exploration targets,
- metallurgical test work,
- development of preliminary conceptual layouts and process flow sheets,
- advancing the Ceramext™ technology This technology will be used to process development rock and tailings from the Idaho-Maryland Mine producing high value added building materials, and
- increasing its land position. Emgold has also increased its surface land position in Grass Valley, California to allow for further development and permitting of the Idaho-Maryland Project.

Emgold, through its wholly owned subsidiary, Idaho-Maryland Mining Corporation ("IMMC") has advanced both the feasibility and permitting activities for the Idaho-Maryland Mine.

IMMC has hired MACTEC Engineering and Consulting Inc ("MACTEC") to provide technical and coordination services through its Petaluma, California office. Headquartered in Atlanta, MACTEC is a leading consulting firm providing engineering, environmental and remedial construction services to public and private clients worldwide. Operating with approximately 3,400 employees in 100 US offices, MACTEC is currently ranked 24th among *Engineering News-Record's* top design firms.

With assistance from MACTEC, IMMC is preparing a Master Environmental Assessment ("MEA") for a Conditional Mine Use Permit to include, but not necessarily limited to, dewatering the existing Idaho-Maryland Mine workings and the construction of a decline. The construction of the decline will enable the production of ceramics from the development rock and further testing of underground exploration targets that are not accessible by surface exploration. The Mine Use Permit application will also include provisions for Emgold to operate a Ceramext™ plant to treat the development rock and mine tailings to produce high value and quality ceramic building products from both the development rock and tailings, sales of which are projected to contribute significant revenue that will reduce the costs of the total cost of the mining operation. The Use Permit Application contemplates the development of a staged mining operation up to 2,400 tons per day after positive feasibility studies are completed and production decisions can be made.

IMMC has also hired AMEC Americas Limited to prepare a preliminary project model, including process equipment flow diagrams, site layouts and building profiles for submission with the MEA for the Idaho-Maryland Mine. Architectural renditions of the model will be prepared by a Grass Valley architect from the site layouts and building profiles to illustrate the possible sequential development of the Idaho-Maryland Project. This work will become part of the MEA, the application for a Conditional Mine Use Permit and the feasibility studies.

Surface Drill Program Progressing: The current surface drill program continues with 18 holes totaling 9,500 feet having been completed to date in this year's planned thirty hole program, which is probing the entire width of the Idaho Deformation Corridor (the "Corridor") from four permitted sites within the City of Grass Valley. Drilling at Site "B" included 10 holes totaling 6,605 feet of drilling and was designed to test the central area of the Corridor and identify future underground drill targets. The diamond drill was moved from Site "B" to Site "A" on April 1, 2004. Drilling at Site "A" should further delineate the high-grade

intercept in the Idaho 120 Vein structure from hole IDH001 drilled in 2003 when one newly discovered gold zone near the surface was discovered with 10.1 feet of 0.67 to 0.93 ounces per ton (opt) with 3 feet grading 2.20 opt. Currently 3 holes totaling 2,865 feet have been completed at Site "A." Drilling operation has increased from one 12 hour shift per day to two 12 hour shifts effective April 11, 2004. The mineralized intervals of core are presently being sampled and fire assayed at certified analytical laboratories. Results will be announced upon receipt and evaluation of all assays and check assays.

Upon completion of drilling at Site "A" the drill will return to Site "B" to explore the area of the proposed exploration decline within the metavolcanic unit within the Idaho-Maryland. Core samples from the metavolcanics will be used as feed to the Ceramext™ demonstration plant to produce a wide range of ceramic products. The results of the demonstration plant will be used to complete a feasibility study to evaluate the construction and operation of a full scale Ceramext™ facility that could consume all development rock from underground workings and tailings from gold recovery from the Idaho-Maryland Mine. It is anticipated that the feasibility study using the Ceramext™ technology on Idaho-Maryland feedstock will be completed in the first quarter of 2005. Other feedstock materials will be tested during the demonstration and feasibility work to examine additional business opportunities. Emgold holds the global license to the Ceramext™ process.

Property acquisitions completed that will enable optimal project development: Emgold, through IMMC has entered into a joint venture agreement with Milco Development, Inc., ("Milco"), a private California corporation to form Milco-IMMC Joint Venture #1. The joint venture agreement has allowed IMMC to acquire approximately 45.5 acres of a 67 acre parcel for US$542,500 plus 70% of the property closing costs. The 45.5 acre property is located adjacent to IMMC's 56 acre WestBET property in Grass Valley, California. The combined IMMC 102.5 acre site would be suitable for mining, milling and ceramic manufacturing facilities currently under feasibility review by Emgold and its consultants. IMMC and Milco have agreed to develop all related properties for industrial/commercial use in conjunction with IMMC's potential development of the Idaho-Maryland Mine. IMMC has also agreed to design and build a suitable road through the Milco and IMMC parcels and related facilities necessary for the development of both the Milco and IMMC parcels. The proposed road will connect Idaho-Maryland Road through Whispering Pines Lane and East Bennett Street in Grass Valley and is subject to review and approval by the City of Grass Valley. A map illustrating the properties and the proposed site plan and road alignment is on Emgold's website.

For more information about Emgold and the Idaho-Maryland Project please visit http://www.emgold.com/ or http://www.sedar.com/.

William J. Witte, P.Eng
President and Chief Executive Officer

For further information please contact:
Coal Harbour Communications
Tel: (604) 662-4505 Fax: 604-662-4547
Toll Free: 1-877-642-6200

Computershare

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

April 19, 2004

To: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Subject: Emgold Mining Corporation

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General
2.	Class of Securities Entitled to Receive Notice	: Common
3.	Class of Securities Entitled to Vote	: Common
4.	CUSIP Number	: 290928100
5.	Record Date for Notice	: May 11, 2004
6.	Record Date for Voting	: May 11, 2004
7.	Beneficial Ownership Determination Date	: May 11, 2004
8.	Meeting Date	: June 16, 2004
9.	Meeting Location	: Vancouver
10.	Business	: Routine

Yours Truly

COMPUTERSHARE TRUST COMPANY OF CANADA

"Mariano Banting"
Assistant Account Manager
Stock Transfer Dept., Client Services
Tel: 604.661.9479
Fax: 604.661.9401